SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated August 12, 2010 re TAT Technologies Reporting Year 2010 Second Quarter Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Year 2010 Second Quarter Results

Thursday, August 12, 2010 7:00 am ET

GEDERA, Israel, August 12 /PRNewswire-FirstCall/ -- TAT Technologies Ltd. (NASDAQ: TATT - News), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month and six month periods ended June 30, 2010.

Financial Highlights:

TAT announced revenues of $18.6 million and a net income of $ 0.02 million for the three months ended June 30, 2010 compared to revenues of $21.4 million with net income of $0.6 million for the three months ended June 30, 2009.

During the second quarter of  2010 revenues were impacted by (i) The contribution of the Parts services operations to First Aviation Services, Inc. (“FAvS”, see ‘Other Highlights’ below); (ii) a moderate increase in revenues in the MRO operations, excluding the Propellers MRO operations contributed to FAvS (see ‘Other Highlights’ below) (iii) a decrease in revenues in the OEM of Heat Transfer Products operations in Israel; and (iv) an increase in revenues in the OEM of Electric Motion Systems operations in Israel. Total decrease in revenues was 12.9%.

Revenue breakdown by the principal operational segments for the three-month and six-month periods ended June 30, 2010 and 2009, respectively, was as follows:

	Three Months Ended June 30.
	2010		2009
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
MRO services *	$9,865	52.9%	$11,736	54.8%
OEM of Heat Transfer products	5,293	28.3%	7,018	32.7%
Parts services **			2,186	10.2%
OEM of Electric Motion Systems	3,672	19.7%	2,278	10.6%
Eliminations	(181)	(0.9)%	(1,786)	(8.3)%
Total revenues	$18,649	100.00%	$21,432	100.00%

	Six Months Ended June 30.
	2010		2009
	Revenues in Thousands	% of Total Revenues	Revenues in Thousands	% of Total Revenues
	Unaudited		Unaudited
Revenues
MRO services *	$18,819	50.8%	$23,220	50.5%
OEM of Heat Transfer products	14,193	38.3%	14,698	32.0%
Parts services **			4,823	10.5%
OEM of Electric Motion Systems	5,617	15.2%	6,014	13.1%
Eliminations	(1,613)	(4.3)%	(2,780)	(6.1)%
Total revenues	$37,016	100.00%	$45,975	100.00%

*
Includes MRO services for Propellers only for the three month and six month periods of year 2009 in the amount of $2,391 and $4,927 respectively. On December 4, 2009 this product line was contributed to FAvS.

**	Includes results only for the three month and six month periods of year 2009 in the amount of $2,186 and $4,823, respectively. On December 4, 2009 this operational segment was contributed to FAvS.

For the six months ended June 30, 2010, TAT announced revenues of $37.0 million with net income of $ 0.8 million compared to revenues of $46.0 million with net income of $1.6 million for the same period ended June 30, 2009.

During the first six months of 2010, revenues were impacted by (i) The contribution of the Parts services operations to FAvS (see ‘Other Highlights’ below); (ii) a moderate increase in revenues in the MRO operations, excluding the Propellers MRO operations contributed to FAvS (see ‘Other Highlights’ below); (iii) a return to normal volumes of revenues in OEM of Electric Motion Systems operations in Israel upon the completion of an extraordinary project during year 2008 through first quarter of 2009; and (iv) similar levels of revenues compared to 2009, in the OEM of Heat Transfer Products operations in Israel. Total decrease in revenues was 19.5%.

Other Highlights:

On December 4, 2009 the transaction between TAT’s subsidiary, Piedmont Aviation Component Services LLC (“Piedmont”), and First Aviation Services, Inc. (“FAvS”) was consummated.  In connection with the transaction, among other things, Piedmont acquired  37% of FAvS common stock and $750,000 of its preferred stock, in exchange for the contribution of Piedmont’s parts and propeller businesses. FAvS is a leading supplier of products and services to the aerospace industry worldwide, including the provisioning of aircraft parts and components, and supply chain management services.  FAvS also performs overhaul and repair services for wheels, brakes and starter/generators, and builds custom hose assemblies. Simultaneously, FAvS acquired all of the assets of Kelly Aerospace Turbine Rotables (“KATR”), a provider of overhaul and repair services for landing gear, safety equipment, hydraulic and electrical components, brakes and hose assemblies for corporate, regional and military aircraft. Piedmont agreed to provide an up to 2 year guaranty of $7 million of the debt incurred by FAvS in connection with the KATR acquisition. TAT recorded a capital gain of $4.4 for the transaction during 2009 fourth quarter.

Dr. Shmuel Fledel, TAT’s CEO commented:

“The first six months of year 2010 were a challenging period for TAT and the whole Aviation industry. We used this period to complete reorganization steps in our U.S. operations already initiated during 2009. We continued our lean manufacturing initiatives, improved our yields and effected additional management changes, including strengthening our marketing team. During this period we continued to enhance our competitive advantage and we’re proud that Piedmont Aviation, our U.S subsidiary, was awarded  the Best APU Overhaul & Repair Station by the prestigious OneAero Top Shop contest for the third consecutive year. This award together with our focus on enhancing our strategic relationships with industry leaders such as Lockheed Martin, Honeywell, Hamilton and others will impact our future growth. Our goal is to be a significant player in our MRO and OEM products for the commercial and military aerospace and ground defense industries. We believe that the latest strategic steps that we took, and the recent deals we announced, should assist in improving our results in the next quarters”.

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	June 30,	June 30,
	2010	2009
ASSETS
Current Assets:
Cash and cash equivalents	$26,735	$19,108
Marketable securities	3,454	21,773
Restricted deposit	5,068	-
Trade accounts receivable (net of allowance for doubtful accounts of $2,453 and $198 at June 30, 2010 and June 30, 2009, respectively)	16,390	18,317
Inventories	34,995	34,660
Other accounts receivable and prepaid expenses	6,673	5,424

Total current assets	93,315	99,282

Investment in affiliate	9,319	-
Funds in respect of employee right upon retirement	2,551	3,550
Long-term deferred tax	162	-
Property, plant and equipment, net	14,123	14,877
Intangible assets, net	2,615	1,897
Goodwill	5,251	5,829

Total assets	$127,336	$125,435

LIABILITIES AND EQUITY

Current Liabilities:
Current maturities of long-term loans	3,136	154
Trade accounts payables	7,032	5,783
Other accounts payable and accrued expenses	5,912	6,413

Total current liabilities	16,080	12,350

LONG-TERM LIABILITIES:

Long-term loans, net of current maturities	7,186	6,353
Liability in respect of employee rights upon retirement	3,125	4,226
Long-term deferred tax liability	2,737	1,016

	13,048	11,595

EQUITY:
Share capital
Ordinary shares of NIS 0.9 par value – Authorized: 10,000,000 shares at June 30, 2010 and 2009; Issued and outstanding: 9,073,043 and 8,815,003 shares respectively at June 30, 2010; 6,552,671 and 6,548,021 shares respectively at June 30, 2009.	2,790	2,204
Additional paid-in capital	64,420	39,730
Accumulated other comprehensive loss	(1,149)	(1,307)
Treasury stock, at cost, 258,040 and 4,650 shares at June 30, 2010 and 2009, respectively	(2,018)	(26)
Retained earnings	31,405	33,150
Total shareholders equity	95,448	73,751
Noncontrolling interest	2,760	27,739

Total equity:	98,208	101,490

Total liabilities and equity	$127,336	$125,435

TAT TECHNOLOGIES AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share and per share data)

	Three months ended		Six months ended
	June 30,		June 30
	2010	2009	2010	2009

Revenues:
MRO services	$9,865	$11,736	$18,819	$23,220
OEM - Heat Transfer products	5,293	7,018	14,193	14,698
OEM - Electric Motion Systems	3,672	2,278	5,617	6,014
Parts services		2,186	-	4,823
Eliminations	(181)	(1,786)	(1,613)	(2,780)
	18,649	21,432	37,016	45,975

Cost and operating expenses:
MRO services	7,488	11,228	15,530	20,721
OEM - Heat Transfer products	4,809	4,803	10,770	9,795
OEM - Electric Motion Systems	2,638	1,509	4,166	3,823
Parts services	-	1,867	-	3,907
Eliminations	(578)	(1,800)	(1,780)	(2,817)
	14,357	17,607	28,686	35,429
Gross Profit	4,292	3,825	8,330	10,546

Research and development costs	186	207	327	372
Selling and marketing expenses	960	1,110	1,666	1,988
General and administrative expenses	2,684	2,762	5,275	5,705
Relocation Expenses	-	122	-	406
	3,830	4,201	7,268	8,471
Operating income (loss)	462	(376)	1,062	2,075

Financial expense	(699)	(473)	(1,087)	(1,279)
Financial income	315	634	656	1,144
Other income, net		353		144

Income before income taxes	78	138	631	2,084

Income taxes (benefit)	176	(125)	202	616

Net income (loss)	(98)	263	429	1,468
Share in results of affiliated company	213	-	419	-
less: Net loss (income) attributable to noncontrolling interest	(96)	287	(91)	140
Net income (loss) attributable to controlling interest	$19	$550	$757	$1,608

Basic net income per share attributable to controlling interest	$0.01	$0.08	$0.09	$0.24
Diluted net income per share attributable to controlling interest	$0.01	$0.08	$0.09	$0.24

Weighted average number of shares - basic	8,815,003	6,548,021	8,815,003	6,550,346
Weighted average number of shares – diluted	8,815,003	6,549,273	8,816,668	6,551,598

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Background

TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Transfer products (ii) OEM of Electric Motion Systems; and (iii) Maintenance, Repair and Overhaul or ‘MRO” services. Until December 4, 2009 TAT also operated a fourth operational segment, Parts services, which was contributed to FAvS as part of the transaction described above under “Other Highlights”.

OEM of Heat Transfer products primarily includes the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

OEM of Electric Motion Systems primarily includes the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of its 70% controlled subsidiary Bental in August 2008.

MRO services include the maintenance, repair and overhaul of heat transfer equipment and other aircraft components, APUs and Landing Gear. TAT’s Limco and Piedmont subsidiaries operate FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

The Parts segment, operated until  December 4, 2009, focused on inventory management and sale of parts and components of APU, propellers and landing gear. TAT offered parts services for commercial, regional and charter airlines and business aircraft owners. On December 4, 2009 TAT sold its parts segment to FAvS (See “Other Highlights”).

Three Months ended June 30, 2010 compared with three months ended June 30, 2009

Revenues. Total revenues for the three months ended June 30, 2010 were $18.7 million compared to $21.4 million for the three months ended June 30, 2009, a decrease of 12.6%. This reflects (i) The contribution of the Parts services operations to FAvS (see ‘Other Highlights’ below); (ii) a moderate increase in revenues in the MRO operations, excluding the Propellers MRO operations contributed to FAvS (see ‘Other Highlights’ below); (iii) a decrease in revenues in the OEM of Heat Transfer Products operations in Israel; and (iv) an increase in revenues in the OEM of Electric Motion Systems operations in Israel.

Cost of revenues. Cost of revenues was $14.4 million for the three months ended June 30, 2010 compared to $17.6  million for the three months ended June 30, 2009, a decrease of 18.2%. The decrease in cost of revenues was primarily attributable to the decreased revenues as described above as well as to an additional one-time cost in the MRO segment related to Repair Center and Storefront agreements recorded during the three months ended June 30, 2009. Cost of revenues as a percentage of revenues decreased to 77.0 % for the three months ended June 30, 2010, compared to 82.0 % for the three months ended June 30, 2009, primarily attributable to the additional cost related to Repair Center and Storefront agreements in the three months ended June 30, 2009 off set by product mix with lower margin products sold during this quarter in the operations in Israel and to the higher rate of fixed costs on our revenues this quarter.

Research and development. Research and Development expenses were $0.2 million for the three months ended June 30, 2010, similar to the three months ended June 30, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 1% for the three months ended June 30, 2010 similar to the three months ended June 30, 2009. TAT does expect to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses were $1.0 million for the three months ended June 30, 2010, compared to $1.1 million for the three months ended June 30, 2009, a moderate decrease of 9% primarily attributable to expenses related to the Parts services operations and the Propellers MRO operations contributed to FAVS. Selling and marketing expenses as a percentage of revenues were 5.3 % for the three months ended June 30, 2010, similar to 5.2% for the three months ended June 30, 2009.

General and administrative expenses. General and administrative expenses were $2.7 million for the three months ended June 30, 2010, compared to $2.8 million for the three months ended June 30, 2009, a moderate decrease of 3.6%. The decrease in general and administrative expenses was primarily attributable to decreased cost of payroll and professional services resulting from our US subsidiary, Limco-Piedmont, ceased being publicly traded commencing July 2009 and to expenses related to the Parts services operations and the Propellers MRO operations contributed to FAvS. General and administrative expenses as a percentage of revenues increased to 14.4 % for the three months ended June 30, 2010 from 12.9 % for the three months ended June 30, 2009.

Operating income (loss). For the three months ended June 30, 2010, TAT reported an operating income of $0.5 million compared to operating loss of $0.4 million for the three months ended June 30, 2009. The increase in operating income is primarily attributable to the additional one-time cost in the MRO segment related to Repair Center and Storefront agreements recorded during the three months ended June 30, 2009.

Financial expense. Financial expense for the three months ended June 30, 2010 was $0.7 million, compared to $0.5 million for the three months ended June 30, 2009. Financial expense during the quarter primarily resulted from changes in the exchange rate between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, interest payments on long-term loans and change in the fair value of unrealized forward transactions losses as of the quarter’s end.

Financial income. Financial income for the three months ended June 30, 2010, was $0.3 million compared to $0.6 million for the three months ended June 30, 2009. In both periods financial income was primarily attributable to hedging activities related to exchange rates between the U.S. dollar and the Israeli Shekel and to interest received for short-term investments.

Taxes. Total tax expense for the three months ended June 30, 2010, amounted to $0.2 million, compared to total tax income of $0.1 million for the three months ended June 30, 2009. The increase in tax expense for the three months ended June 30, 2010 is primarily attributable to a decrease in pre-tax loss in the U.S. operations offset by decreased income before tax in the OEM operation in Israel.

Share in Results of Related Company. TAT recognized income of $0.2 million from its 37% interest in FAvS’s results for the three months ended June 30, 2010. TAT did not have any interest in related companies in previous period.

Net income (loss) attributable to noncontrolling interest. TAT recognized a net income attributable to noncontrolling interest of $0.1  million for the three months ended June 30, 2010, attributable to our 70% held Bental subsidiary compared to $0.3 million of net loss attributable to noncontrolling interest for the three months ended June 30, 2009, primarily related to our then held of 62% Limco-Piedmont subsidiary.

Net income attributable  to controlling interest. TAT recognized a net income of $0.02 million for the three months ended June 30, 2010 compared to net income of $0.6 million for the three months ended June 30, 2009.

Six months ended June 30, 2010 compared with the six months ended June 30, 2009

Revenues. Total revenues were $37.0 million for the six months ended June 30, 2010, compared to $46.0  million for the six months ended June 30, 2009, a decrease of 19.5%. This reflects (i) The contribution of the Parts services operations to FAvS (see ‘Other Highlights’ below); (ii) a moderate increase in revenues in the MRO operations, excluding the Propellers MRO operations contributed to FAvS (see ‘Other Highlights’ below); and (iii) similar level of revenues in the OEM of Heat Transfer Products and in the OEM of Electric Motion Systems, both operated in Israel.

Cost of revenues. Cost of revenues was $28.7 million for the six months ended June 30, 2010 compared to $35.4 million for the six months ended June 30, 2009, a decrease of 18.9%. The decrease in cost of revenues was primarily attributable to the decreased revenues as described above and to an additional cost in the MRO segment related to Repair Center and Storefront agreements recorded during the six months ended June 30, 2009. Cost of revenues as a percentage of revenues was 77.5 % for the six months ended June 30 ,2010, similar to 77% for the six months ended June 30, 2009, primarily attributable to product mix with lower margin products sold during the six months ended June 30, 2010, mainly in the MRO segment and in the OEM of Electric Motion Systems segment, as well as to the additional cost in the MRO segment related to Repair Center and Storefront agreements recorded during the six months ended June 30, 2009.

Research and development. Research and Development expenses were $0.3 million for the six months ended June 30, 2010, similar to $0.4 million for the six months ended June 30, 2009, and are related to new products and technologies within the OEM operations in Israel. Research and Development expenses as a percentage of revenues were 1% in the six months ended June 30, 2010 similar to 1% in the six months ended June 30, 2009. TAT does expect to continue to incur and record research and development expenses in coming years.

Selling and marketing expenses. Selling and marketing expenses decreased to $1.7 million for the six months ended June 30, 2010, from $2.0 million for the six months ended June 30, 2009, a decrease of 15.0%. The decrease in selling and marketing expenses was primarily attributable to expenses related to the Parts services operations and Propeller MRO operations contributed to FAVS. Selling and marketing expenses as a percentage of revenues were 4.5 % for the six months ended June 30, 2010, compared to 4.3% for the six months ended June 30, 2009.

General and administrative expenses. General and administrative expenses decreased to $5.3 million for the six months ended June 30, 2010, from $5.7 million for the six months ended June 30, 2009, a decrease of 7.0%. The decrease in general and administrative expenses was primarily attributable to decreased cost of payroll and professional services resulting from our US subsidiary, Limco-Piedmont, ceased being publicly traded commencing July 2009. General and administrative expenses as a percentage of revenues was 14.3 % for the six months period ended June 30, 2010, compared to 12.4 % for the six months ended June 30, 2009.

Operating income. TAT reported an operating income of $1.1 million for the six months ended June 30, 2010, compared to $2.1 million for the six months ended June 30, 2010, a decrease of 48.8%. The decrease in operating income compared to the first six months of 2009, was attributable to the additional cost in the MRO segment related to Repair Center and Storefront agreements recorded during the six months ended June 30, 2009.

Financial expenses. Financial expenses for the six months ended June 30, 2010 were $1.1 million, compared to $1.3 million for the six months ended June 30, 2009. Financial expense during  the six months ended June 30, 2010, primarily resulted from changes in exchange rates between the U.S. dollar and the Israeli Shekel and between the U.S. dollar and the Euro, as well as interest payments on long-term loans and change in the fair value of unrealized forward transactions losses as of the quarter’s end.

Financial income. Financial income for the six months ended June 30, 2010 was $0.7 million, compared to $1.1 million for the six months ended June 30, 2009. Financial income during the six months period ended on June 30, 2010, resulted  from changes in exchange rates between the U.S. dollar and the Israeli Shekel, interest received from the Israeli tax authorities for excess payments made in previous years and from interest received for short-term investments.

Taxes. Total tax income for the six months ended June 30, 2010, amounted to $0.2 million, compared to tax expense of $0.6 million for the six months ended June 30, 2009. The decrease in tax expense for the six months period ended on June 30, 2010 is primarily attributable to the decrease in pre-tax income in the operations in Israel, off set by decrease in pre-tax loss in the operations in the US, however in lesser extent

Share in Results of Related Company. TAT recognized income of $0.4 million from its 37% interest in FAvS’s results for the six months ended June 30, 2010. TAT did not have any interest in related companies in previous period.

Net income (loss) attributable to noncontrolling interest. TAT recognized net income attributable to noncontrolling interest of $0.1  million for the six months ended June 30, 2010 attributable to our 70% held Bental subsidiary compared with net loss attributable to noncontrolling interest of $0.1 million for the six months ended June 30, 2009, primarily related to our then held of 62% Limco-Piedmont subsidiary.

Net income attributable to controlling interest. TAT recognized a net income of $0.8 million for the six months period ended on June 30, 2010 compared to net income of $1.6 million for the six months ended on June 30, 2009.

Liquidity and Capital Resources

As of June 30, 2010 TAT had cash and cash equivalents and short-term deposits of $26.7 million, short term investments and marketable securities of $3.5 million and restricted cash of $5.1 million which equals $35.3  million of financial assets, compared with cash and cash equivalents and short-term deposits of $25.6 million, short term investments of $2.9 million and restricted cash of $5.1 million which equals $33.5 million as of December 31, 2009; and compared with cash and cash equivalents and short-term deposits of $19.1 million and short term investments of $21.8 million which equals $40.9 million as of June 30, 2009.

On June 15, 2010 Limco-Piedmont renewed its credit facility with a U.S bank for an additional 12 months ending on June 15, 2011 for borrowings of up to $10 million under certain conditions, of which, as of June 30, 2010, Limco-Piedmont utilized $2.82 million.

On June 30, 2010 Bental restructured its loan from an Israeli Bank in the amount of $1.2 million, by replacing the loan’s interest rate from a Prime+1.2% to a fixed rate of 5.25% .

Seasonality

None

Subsequent Event

None

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Contact: Miri Segal-Scharia MS-IR LLC Tel:1-917-607-8654 msegal@ms-ir.com	Yaron Shalem – CFO TAT Technologies Ltd. Tel: 972-8-862-8500 yarons@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant)

By:	/s/ Yaron Shalem
Yaron Shalem
Chief Financial Officer

Date: August 12, 2010